Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-272847

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 30, 2023)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$500,000,000 5.375% Notes due 2025

US$1,000,000,000 5.125% Notes due 2028

US$500,000,000 5.125% Notes due 2033

EUR500,000,000 3.625% Notes due 2027

Our US$500,000,000 aggregate principal amount of notes due 2025 (the “2025 US$ Notes”) will bear interest at a rate of 5.375% per annum, our US$1,000,000,000 aggregate principal amount of notes due 2028 (the “2028 US$ Notes”) will bear interest at a rate of 5.125% per annum, our US$500,000,000 aggregate principal amount of notes due 2033 (the “2033 US$ Notes”, and together with the 2025 US$ Notes and the 2028 US$ Notes, the “U.S. dollar-denominated Notes”) will bear interest at a rate of 5.125% per annum and our EUR500,000,000 aggregate principal amount of notes due 2027 (the “Euro-denominated Notes,” and together with U.S. dollar-denominated Notes, the “Notes”) will bear interest at a rate of 3.625% per annum. Interest on the U.S. dollar-denominated Notes is payable semi-annually in arrear on March 18 and September 18 of each year, beginning on March 18, 2024. Interest on the Euro-denominated Notes is payable annually in arrear on September 18 of each year, beginning on September 18, 2024.

The U.S. dollar-denominated Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Euro-denominated Notes will be issued in minimum denominations of EUR100,000 principal amount and integral multiples of EUR1,000 in excess thereof. The U.S. dollar-denominated Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary. The Euro-denominated Notes will be represented by one or more global securities registered in the name of a nominee of, and deposited with the common depositary for, Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	2025 US$ Notes			2028 US$ Notes			2033 US$ Notes			Euro-denominated Notes
	Per Note	Total		Per Note	Total		Per Note	Total		Per Note	Total
Public offering price	99.893%	US$	499,465,000	99.856%	US$	998,560,000	99.144%	US$	495,720,000	99.620%	EUR	498,100,000
Underwriting discounts	0.300%	US$	1,500,000	0.300%	US$	3,000,000	0.300%	US$	1,500,000	0.300%	EUR	1,500,000
Proceeds to us, before expenses	99.593%	US$	497,965,000	99.556%	US$	995,560,000	98.844%	US$	494,220,000	99.320%	EUR	496,600,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) September 18, 2023.

Applications will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that we will obtain or be able to maintain a listing of the Notes on the SGX- ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. In addition, application for listing of the Notes will be made to the International Securities Market of the London Stock Exchange.

The underwriters expect to deliver the U.S. dollar-denominated Notes to investors through the book-entry facilities of DTC, and the Euro-denominated Notes to investors through the book-entry facilities of Euroclear and Clearstream, in each case on or about September 18, 2023.

Joint Bookrunners and Lead Managers

BofA Securities
Deutsche Bank
Mizuho
NOMURA
Société Générale Corporate & Investment Banking
Standard Chartered Bank

Joint Lead Manager

Korea Development Bank

Co-Manager

KEXIM Asia Limited

Prospectus Supplement Dated September 11, 2023

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “~~W~~,” “Won” or “Korean won” are to the lawful currency of Korea, references to “US$” or “U.S. dollars” are to the lawful currency of the United States and references to “Euro” or “EUR” are to the uniform currency of the European Union. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and/or information are to financial statements and/or information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

IMPORTANT NOTICES

MiFID II product governance / Professional investors and ECPs only target market — Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Professional investors and ECPs only target market — Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, each as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated June 30, 2023. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-272847, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

Prospective investors should be aware that certain intermediaries in the context of this offering of the Notes, including certain underwriters, are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the SFC Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (the “SFC Code”). This notice to prospective investors is a summary of certain obligations the SFC Code imposes on such CMIs, which require the attention and cooperation of prospective investors. Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of The Export-Import Bank of Korea (the “Issuer”), a CMI or its group companies would be considered under the SFC Code as having an association (“Association”) with the Issuer, the CMI or the relevant group company. Prospective investors associated with the Issuer or any CMI (including its group companies) should specifically disclose this when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering.

Prospective investors who do not disclose their Associations are hereby deemed not to be so associated. Where prospective investors disclose their Associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering. Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where the underwriter or its group company has more than a 50 per cent. interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should be aware that certain information may be disclosed by CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order, prospective investors are deemed to have understood and consented to the collection, disclosure, use and transfer of such information by the underwriters and/or any other third parties as may be required by the SFC Code, including to the Issuer, any OCs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. Failure to provide such information may result in that order being rejected.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT

2001 OF SINGAPORE

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

UK FINANCIAL PROMOTION LEGEND

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$500,000,000 aggregate principal amount of 5.375% notes due September 18, 2025 (the “2025 US$ Notes”), US$1,000,000,000 aggregate principal amount of 5.125% notes due September 18, 2028 (the “2028 US$ Notes”), US$500,000,000 aggregate principal amount of 5.125% notes due September 18, 2033 (the “2033 US$ Notes”, and together with the 2025 US$ Notes and the 2028 US$ Notes, the “U.S. dollar-denominated Notes”) and EUR500,000,000 aggregate principal amount of 3.625% notes due September 18, 2027 (the “Euro-denominated Notes,” and together with the U.S. dollar-denominated Notes, the “Notes”).

The 2025 US$ Notes will bear interest at a rate of 5.375% per annum, the 2028 US$ Notes will bear interest at a rate of 5.125% per annum and the 2033 US$ Notes will bear interest at a rate of 5.125% per annum. Interest on the U.S. dollar-denominated Notes is payable semi-annually in arrear on March 18 and September 18 of each year. The first interest payment on the U.S. dollar-denominated Notes will be made on March 18, 2024 in respect of the period from (and including) September 18, 2023 to (but excluding) March 18, 2024. Interest on the U.S. dollar-denominated Notes will accrue from September 18, 2023 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—U.S. dollar-denominated Notes.”

The Euro-denominated Notes will bear interest at a rate of 3.625% per annum, payable annually in arrear on September 18 of each year. The first interest payment on the Euro-denominated Notes will be made on September 18, 2024 in respect of the period from (and including) September 18, 2023 to (but excluding) September 18, 2024. Interest on the Euro-denominated Notes will accrue from September 18, 2023 and will be computed based on the Actual/Actual (ICMA), unadjusted day count convention. See “Description of the Notes—Payment of Principal and Interest—Euro-denominated Notes.”

The U.S. dollar-denominated Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Euro-denominated Notes will be issued in minimum denominations of EUR100,000 principal amount and integral multiples of EUR1,000 in excess thereof. The U.S. dollar-denominated Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary. The Euro-denominated Notes will be represented by one or more global securities registered in the name of a nominee of, and deposited with the common depositary for, Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the U.S. dollar-denominated Notes and the Euro-denominated Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000 and EUR200,000, respectively.

In addition, application for listing of the Notes will be made to the International Securities Market of the London Stock Exchange.

Form and settlement

We will issue each series of the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. We will issue the Euro-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of, and deposited with the common depositary for, Euroclear and Clearstream, as depositary. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, Euroclear and Clearstream, as the case may be, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear and Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Ownership of beneficial interests in the Euro-denominated Notes will be limited to persons who are participants in Euroclear and Clearstream and persons who hold interests through such participants. Any secondary market trading of book-entry interests in the U.S. dollar-denominated Notes will take place through DTC participants, including Euroclear and Clearstream. Any secondary market trading of book-entry interests in the Euro-denominated Notes will take place through Euroclear and Clearstream participants. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about September 18, 2023, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting

Each of The Korea Development Bank and KEXIM Asia Limited has agreed not to offer or sell any Notes in the United States or to any U.S. persons. See “Underwriting—Relationship with the Underwriters.”

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority (“FINRA”).

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 30, 2023. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with K-IFRS. Our financial information as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of March 31, 2023, we had ~~W~~93,848 billion of outstanding loans, including ~~W~~42,559 billion of outstanding export credits, ~~W~~37,513 billion of outstanding overseas investment credits and ~~W~~9,662 billion of outstanding import credits, as compared to ~~W~~91,725 billion of outstanding loans, including ~~W~~41,619 billion of outstanding export credits, ~~W~~36,405 billion of outstanding overseas investment credits and ~~W~~8,589 billion of outstanding import credits as of December 31, 2022.

Capitalization

As of March 31, 2023, our authorized capital was ~~W~~15,000 billion and our capitalization was as follows:

	March 31, 2023(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5)(6):
Borrowings in Korean Won	~~W~~	—
Borrowings in Foreign Currencies		2,008
Export-Import Financing Debentures		56,613

Total Long-term Debt	~~W~~	58,621

Capital and Reserves:
Capital Stock(7)	~~W~~	14,773
Additional Paid-in Capital		—
Capital Adjustments		(134)
Retained Earnings		2,425
Legal Reserve(8)		540
Voluntary Reserve(8)		1,376
Regulatory Reserve for Loan Losses(9)		—
Unappropriated Retained Earnings		509
Other Components of Equity		821

Total Capital and Reserves	~~W~~	17,886

Total Capitalization	~~W~~	76,507

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since March 31, 2023.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.
(3)

We have translated borrowings in foreign currencies as of March 31, 2023 into Won at the rate of ~~W~~1,303.8 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on March 31, 2023.

(4)

As of March 31, 2023, we had contingent liabilities totaling ~~W~~54,701 billion, which consisted of ~~W~~40,684 billion under outstanding guarantees and acceptances and ~~W~~14,017 billion under contingent guarantees and acceptances issued on behalf of our clients.

(5)

As of March 31, 2023, we had entered into 566 interest rate related derivative contracts with a notional amount of ~~W~~63,787 billion and 428 currency related derivative contracts with a notional amount of ~~W~~30,166 billion in accordance with our policy to hedge interest rate and currency risks.

(6)

See “The Export-Import Bank of Korea—Description of Assets and Liabilities—Sources of Funding” of the accompanying prospectus for an explanation of these sources of funds. All of our borrowings, whether domestic or international, are unsecured and unguaranteed.

(7)

As of March 31, 2023, our authorized ordinary share capital was ~~W~~15,000 billion and issued fully-paid ordinary share capital was ~~W~~14,773 billion. For more information, see “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus.

(8)

See “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.

(9)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Regulation on Supervision of Banking Business, we reserve such difference as regulatory reserve for loan losses.

Selected Financial Statement Data

The following tables present selected separate financial information as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022, which has been derived from our unaudited separate internal management accounts as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 prepared in accordance with K-IFRS.

	Three Months Ended March 31,
	2023		2022

	(billions of Won)
		(unaudited)
Income Statement Data
Total Interest Income	~~W~~	1,365	~~W~~	467
Total Interest Expense		1,089		224
Net Interest Income		276		243
Operating Income		691		313
Income before Income Tax		692		312
Income Tax Expense		183		88
Net Income		509		224

	As of March 31, 2023 (unaudited)		As of December 31, 2022

	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	~~W~~	93,848	~~W~~	91,725
Total Borrowings(2)		100,742		97,905
Total Assets		127,143		122,070
Total Liabilities		109,257		106,634
Total Shareholders’ Equity		17,886		15,436

(1)

Gross amount, including domestic usance bills, foreign currency bills bought, advance payments on acceptances and guarantees, call loans, inter-bank loans in foreign currency, private placement corporate bonds in local currency and others and before deducting allowance for loan losses and net deferred loan origination fees and costs.

(2)	Includes debentures.

For the first three months of 2023, we had net income of ~~W~~509 billion compared to ~~W~~224 billion for the first three months of 2022. The principal factor for the increase in net income included:

•

a change to a reversal of impairment loss on credit of ~~W~~183 billion for the first three months of 2023 compared to an additional impairment loss on credit of ~~W~~29 billion for the corresponding period of 2022, mainly reflecting a general improvement in the overall asset quality of our loan portfolio in the first three months of 2023; and

•

a 125% increase in net other operating income to ~~W~~160 billion for the first three months of 2023 from ~~W~~71 billion for the corresponding period of 2022, primarily due to an increase in net gain on fair value hedged items to ~~W~~143 billion for the first three months of 2023 from ~~W~~59 billion for the corresponding period of 2022.

The above factors were partially offset by a 108% increase in income tax expense to ~~W~~183 billion for the first three months of 2023 from ~~W~~88 billion for the corresponding period of 2022, primarily due to an increase in income before income tax to ~~W~~692 billion for the first three months of 2023 from ~~W~~312 billion for the corresponding period of 2022.

As of March 31, 2023, our total assets increased to ~~W~~127,143 billion from ~~W~~122,070 billion as of December 31, 2022, primarily due to an increase in marketable securities to ~~W~~20,070 billion as of March 31, 2023 from ~~W~~17,539 billion as of December 31, 2022 and an increase in Loan Credits to ~~W~~93,848 billion as of March 31, 2023 from ~~W~~91,725 billion as of December 31, 2022.

As of March 31, 2023, our total liabilities increased to ~~W~~109,257 billion from ~~W~~106,634 billion as of December 31, 2022, primarily due to an increase in debentures to ~~W~~92,134 billion as of March 31, 2023 from ~~W~~87,792 billion as of December 31, 2022.

As of March 31, 2023, our total shareholders’ equity increased to ~~W~~17,886 billion from ~~W~~15,436 billion as of December 31, 2022, primarily due to an increase in capital stock to ~~W~~14,773 billion as of March 31, 2023 from ~~W~~12,773 billion as of December 31, 2022 due to the Government’s contribution of ~~W~~2,000 billion to our capital in the form of shares of Korea Land and Housing Corporation in March 2023, and an increase in retained earnings to ~~W~~2,425 billion as of March 31, 2023 from ~~W~~2,051 billion as of December 31, 2022.

Description of Assets and Liabilities

Economic Sanctions

The sixth paragraph under “The Export-Import Bank of Korea—Description of Assets and Liabilities—Economic Sanctions” in the accompanying prospectus shall be deleted and replaced with the following:

“We engage in limited business related to Russia, including dealings with the government of the Russian Federation under a legacy loan arrangement, the extension of credit to two Russian financial institutions that have been designated for U.S. (but not Singaporean) sanctions (one of which has been designated for U.S. blocking sanctions and one of which has been designated for U.S. non-blocking sanctions) and a guarantee arrangement involving a Russian company that has become subject to U.S. (but not Singaporean) sanctions.”

The last paragraph under “The Export-Import Bank of Korea—Description of Assets and Liabilities—Economic Sanctions” in the accompanying prospectus shall be deleted and replaced with the following:

“We entered into a guarantee arrangement in 2020 that involves a Russian company that became subject to U.S. sanctions in 2023. To date, we have made no payments to the Russian company under the guarantee arrangement. Our maximum liability under the guarantee arrangement, which will expire in 2025, is less than EUR 2 million. We will only engage in dealings under the guarantee arrangement that are fully compliant with applicable sanctions.

We do not have any other dealings with the government of the Russian Federation, any Russian Federation government stated-owned entities, or any other sanctioned Russian parties.”

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of March 31, 2023:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2023		2024		2025		2026		Thereafter

	(billions of won)
Won	~~W~~	19,971	~~W~~	12,579	~~W~~	2,912	~~W~~	2,552	~~W~~	1,470
Foreign(2)		11,917		16,033		12,567		8,960		19,508

Total Won Equivalent	~~W~~	31,888	~~W~~	28,612	~~W~~	15,479	~~W~~	11,513	~~W~~	20,978

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on March 31, 2023, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of March 31, 2023, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$3,138 million, US$5,771 million and US$7,830 million, respectively. As of March 31, 2023, our total foreign currency liabilities exceeded our total foreign currency assets by US$3,630 million.

Management and Employees

Management

The members of the Board of Directors are currently as follows:

Name	Board Member Since	Position
Hee-sung Yoon	July 27, 2022	Chairman and President
Woo-seog Kwon	May 15, 2021	Vice Chairman and Chief Operating Officer
Tae-soo Kim	May 15, 2021	Executive Director
Jaimin Lee	September 18, 2021	Non-standing Executive Director
Tae-ho Yun	September 18, 2021	Non-standing Executive Director
Chang Huh	April 10, 2023	Non-standing Executive Director
Hye Jeong Nam	April 10, 2023	Non-standing Executive Director

THE REPUBLIC OF KOREA

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2018		2019		2020		2021		2022

	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		3.4%		1.4%		0.8%		7.2%		3.9	%(7)
GDP Growth (at chained 2015 year prices)		2.9%		2.2%		(0.7)%		4.3%		2.6	%(7)
Inflation(1)		1.5%		0.4%		0.5%		2.5%		5.1	%(7)
Unemployment(2)		3.8%		3.8%		4.0%		3.7%		2.9	%(7)
Trade Surplus (Deficit)(3)		$69.7		$38.9		$44.9		$29.4		$(47.8	)(7)
Foreign Currency Reserves		$403.7		$408.8		$443.1		$463.1		$423.2
External Liabilities(4)		$441.2		$470.7		$550.6		$632.4		$664.5	(7)
Fiscal Balance	~~W~~	31.2	~~W~~	(12.0)	~~W~~	(71.2)	~~W~~	(30.5)	~~W~~	(64.6	)(7)
Direct Internal Debt of the Government(5) (as % of GDP(6))		35.6%		37.3%		44.0%		48.4%		51.9%
Direct External Debt of the Government(5) (as % of GDP(6))		0.4%		0.4%		0.5%		0.6%		0.6%

(1)	Measured by the year-on-year change in the consumer price index with base year 2020, as announced by The Bank of Korea.
(2)	Average for year.
(3)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(4)	Calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010.
(5)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(6)	At chained 2015 year prices.
(7)	Preliminary.

Source: The Bank of Korea

Gross Domestic Product

The following table sets out the composition of the Republic’s GDP at current market and chained 2015 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2018	2019	2020	2021	2022(1)	As % of GDP 2022(1)

	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	911,576.1	935,933.8	900,320.9	956,017.6	1,039,397.8	48.1
Government	304,692.7	328,663.2	350,094.3	377,759.9	405,704.6	18.8
Gross Capital Formation	597,687.4	606,119.4	618,792.5	672,469.8	717,305.9	33.2
Exports of Goods and Services	791,798.6	755,863.2	705,640.1	871,129.5	1,043,526.4	48.3
Less Imports of Goods and Services	(707,562.2)	(702,081.5)	(634,121.7)	(797,178.4)	(1,043,372.5)	(48.3)
Statistical Discrepancy	0.0	0.0	0.0	0.0	(788.3)	0.0
Expenditures on Gross Domestic Product	1,898,192.6	1,924,498.1	1,940,726.2	2,080,198.5	2,161,773.9	100.0
Net Factor Income from the Rest of the World	7,644.9	16,609.8	16,943.8	23,413.6	31,753.7	1.5
Gross National Income(2)	1,905,837.5	1,941,107.9	1,957,669.9	2,103,612.0	2,193,527.5	101.5

	2018	2019	2020	2021	2022(1)	As % of GDP 2022(1)

	(billions of Won)
Gross Domestic Product at Chained 2015 Year Prices:
Private	875,577.9	894,074.8	850,956.9	881,396.3	917,796.5	46.6
Government	285,892.6	304,189.9	319,677.8	337,191.8	350,749.1	17.8
Gross Capital Formation	569,403.6	558,468.9	563,419.4	579,842.4	578,412.3	29.4
Exports of Goods and Services	777,514.9	779,368	766,065.7	851,058.7	880,237.5	44.7
Less Imports of Goods and Services	(697,841.1)	(684,516.8)	(663,103.3)	(730,044.1)	(755,884.8)	(38.4)
Statistical Discrepancy	(1,324.7)	(1,432.8)	(1,118.9)	(1,312.6)	(1,635.8)	(0.1)
Expenditures on Gross Domestic Product(3)	1,812,005.4	1,852,666.4	1,839,523.3	1,918,709.9	1,968,839.5	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	7,105.6	15,242.3	15,648.6	20,902.8	26,802.1	1.4
Trading Gains and Losses from Changes in the Terms of Trade	3,009.2	(39,420.2)	(25,611.8)	(46,225.4)	(115,340.2)	(5.9)
Gross National Income(4)	1,822,153.4	1,828,546.7	1,829,580.0	1,893,465.7	1,880,416	95.5
Percentage Increase (Decrease) of GDP over Previous Year:
At Current Prices	3.4	1.4	0.8	7.2	3.9
At Chained 2015 Year Prices	2.9	2.2	(0.7)	4.3	2.6

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national income.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add up to the total Gross National Income.
Source:	The Bank of Korea

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2018	2019	2020	2021	2022(1)	As % of GDP 2022(1)

	(billions of Won)
Industrial Sectors:	679,405.1	661,008.8	665,744.4	713,251.7	721,339.7	33.4
Agriculture, Forestry and Fishing	33,150.1	32,099.3	34,267.8	38,601.5	35,488.7	1.6
Manufacturing, Mining and Quarrying	507,778.5	487,410.0	482,774.6	532,037.8	555,941.9	25.7
Mining and Quarrying	2,128.2	2,008.9	1,857.2	1,868.3	1,836.7	0.1
Manufacturing	505,650.2	485,401.2	480,917.4	530,169.6	554,105.1	25.6
Electricity, Gas and Water Supply	35,153.4	36,644.3	43,069.7	35,676.5	17,847.1	0.8
Construction	103,323.1	104,855.2	105,632.3	106,935.9	112,062.0	5.2
Services:	1,057,135.6	1,101,624.1	1,106,359.9	1,182,008.3	1,254,564.2	58.0
Wholesale and Retail Trade, Accommodation and Food Services	180,424.1	184,603.8	172,154.9	177,391.9	191,220.7	8.8
Transportation and Storage	57,925.7	60,688.7	54,956.0	66,627.9	74,832.6	3.5
Finance and Insurance	104,189.5	104,251.7	110,874.1	124,455.5	136,754.8	6.3
Real Estate	138,192.6	141,409.0	146,391.0	148,151.5	146,793.7	6.8
Information and Communication	79,536.2	83,040.6	88,417.0	97,188.8	99,179.1	4.6
Business Activities	165,545.5	175,384.5	180,600.8	192,737.3	205,351.5	9.5
Public Administration, Defense and Social Security	114,862.8	121,818.0	128,020.2	136,112.7	145,242.8	6.7
Education	90,676.5	94,401.2	93,046.1	98,794.6	102,188.8	4.7
Human Health and Social Work	81,128.2	89,510.8	92,680.3	99,169.0	105,301.4	4.9

	2018	2019	2020	2021	2022(1)	As % of GDP 2022(1)

	(billions of Won)
Cultural and Other Services	44,654.5	46,515.8	39,219.5	41,379.1	47,699.0	2.2
Taxes Less Subsidies on Products	161,651.9	161,865.1	168,621.8	184,938.4	185,870.0	8.6
Gross Domestic Product at Current Market Prices	1,898,192.6	1,924,498.1	1,940,726.2	2,080,198.5	2,161,773.9	100.0
Net Factor Income from the Rest of the World	7,644.9	16,609.8	16,943.8	23,413.6	31,753.7	1.5
Gross National Income at Current Market Price	1,905,837.5	1,941,107.9	1,957,669.9	2,103,612.0	2,193,527.5	101.5

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2018	2019	2020	2021	2022(1)
GDP per capita (thousands of Won)	36,782	37,218	37,440	40,201	41,872
GDP per capita (U.S. dollar)	33,429	31,929	31,727	35,128	32,410
Average Exchange Rate (in Won per U.S. dollar)	1,100.3	1,165.7	1,180.1	1,144.4	1,292.1

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2018	2019	2020	2021	2022(1)
GNI per capita (thousands of Won)	36,930	37,539	37,766	40,654	42,487
GNI per capita (U.S. dollar)	33,564	32,204	32,004	35,523	32,886
Average Exchange Rate (in Won per U.S. dollar)	1,100.3	1,165.7	1,180.1	1,144.4	1,292.1

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector:

Gross Domestic Product by Economic Sector

(at chained 2015 year prices)

	2018	2019	2020	2021	2022(1)	As % of GDP 2022(1)

	(billions of Won)
Industrial Sectors:	652,499.9	658,512.3	651,934.8	687,397.3	696,064.9	35.4
Agriculture, Forestry and Fishing	32,109.2	33,373.0	31,441.7	33,070.8	32,736.0	1.7
Manufacturing, Mining and Quarrying	485,567.2	490,846.2	485,538.2	519,805.5	527,287.6	26.8
Mining and Quarrying	2,041.6	1,915.7	1,853.4	1,939.9	1,834.5	0.1
Manufacturing	483,530.2	488,934.6	483,691.2	517,872.8	525,452.5	26.7
Electricity, Gas and Water Supply	43,082.6	44,927.6	46,762.2	48,045.1	48,938.2	2.5
Construction	91,740.9	89,365.5	88,192.7	86,475.9	87,103.1	4.4
Services:	1,010,422.7	1,044,553.5	1,036,168.9	1,075,565.9	1,120,754.2	56.9
Wholesale and Retail Trade, Accommodation and Food Services	172,543.2	178,609.6	168,669.4	171,001.2	182,997.1	9.3
Transportation and Storage	62,521.7	63,574.1	52,547.3	56,043.7	61,129.6	3.1
Finance and Insurance	98,999.6	102,359.9	112,144.8	119,973.2	123,605.1	6.3
Real Estate	133,422.5	135,309.3	138,375.2	140,325.4	140,309.9	7.1
Information and Communication	79,245.6	82,893.8	86,521.7	90,951.0	94,166.2	4.8
Business Activities	153,604.6	157,571.7	157,729.0	162,750.8	167,563.5	8.5
Public Administration, Defense and Social Security	104,100.5	108,116.5	111,463.5	115,519.0	118,963.4	6.0
Education	86,222.9	87,582.3	85,878.5	90,074.4	92,872.0	4.7
Human Health and Social Work	78,267.5	85,931.7	86,884.5	91,800.1	97,622.7	5.0
Cultural and Other Services	41,604.3	42,682.6	35,388.4	36,744.3	41,065.6	2.1
Taxes Less Subsidies on Products	149,011.6	150,146.3	152,185.4	158,055.5	154,621.9	7.9
Gross Domestic Product(2)	1,812,005.4	1,852,666.4	1,839,523.3	1,918,709.9	1,968,839.5	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.

Source: The Bank of Korea

GDP growth in 2018 was 2.9% at chained 2015 year prices, as aggregate private and general government consumption expenditures increased by 3.7% and exports of goods and services increased by 4.0%, which more than offset a decrease in gross domestic fixed capital formation by 2.2% and an increase in imports of goods and services by 1.7%, each compared with 2017.

GDP growth in 2019 was 2.2% at chained 2015 year prices, as aggregate private and general government consumption expenditures increased by 3.2%, imports of goods and services decreased by 1.9% and exports of goods and services increased by 0.2%, which more than offset a decrease in gross domestic fixed capital formation by 2.1%, each compared with 2018.

GDP in 2020 contracted by 0.7% at chained 2015 year prices, primarily due to a 4.8% decrease in private consumption expenditures and a 1.7% decrease in exports of goods and services, which were offset in part by a 5.1% increase in general government consumption expenditures, a 3.5% increase in gross domestic fixed capital formation and a 3.1% decrease in imports of goods and services, each compared with 2019. The contraction of the Republic’s GDP in 2020 was primarily due to the COVID-19 pandemic.

GDP growth in 2021 was 4.3% at chained 2015 year prices, as exports of goods and services increased by 11.1%, aggregate private and general government consumption expenditures increased by 4.1% and gross domestic fixed capital formation increased by 3.2%, which more than offset an increase in imports of goods and services by 10.1%, each compared with 2020.

Based on preliminary data, GDP growth in 2022 was 2.6% at chained 2015 year prices, as aggregate private and general government consumption expenditures increased by 4.1% and exports of goods and services increased by 3.4%, which more than offset an increase in imports of goods and services by 3.5% and a decrease in gross fixed capital formation by 0.5%, each compared with 2021.

Based on preliminary data, GDP growth in the first half of 2023 was 0.9% at chained 2015 year prices, primarily due to an increase in aggregate private and general government consumption expenditures by 2.9% and an increase in gross fixed capital formation by 3.1%, the effects of which were offset in large part by an increase in imports of goods and services by 4.1% and a decrease in exports of goods and services by 1.3%, each compared with the corresponding period of 2022.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 4.0% and the unemployment rate was 3.0% in the first half of 2023.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 2,564.3 on June 30, 2023, 2,632.6 on July 31, 2023, 2,556.3 on August 31, 2023 and 2,556.9 on September 11, 2023.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,312.8 to US$1.00 on June 30, 2023, Won 1,280.0 to US$1.00 on July 31, 2023, Won 1,321.4 to US$1.00 on August 31, 2023 and Won 1,333.4 to US$1.00 on September 11, 2023.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of US$2.4 billion in the first half of 2023. The current account surplus in the first half of 2023 decreased from the current account surplus of US$24.9 billion in the corresponding period of 2022, primarily due to a change from a surplus to a deficit from the goods account and an increase in deficit from the services account, the effects of which were offset in part by an increase in surplus from the income account.

Trade Balance

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(1)	As % of GDP(2)	Balance of Trade	Exports as % of Imports

	(billions of dollars, except percentages)
2018	604.9	35.1%	535.2	31.0%	69.7	113.0
2019	542.2	32.8%	503.3	30.5%	38.9	107.7
2020	512.5	31.2%	467.6	28.4%	44.9	109.6
2021	644.4	35.5%	615.1	33.8%	29.3	104.8
2022(3)	683.6	40.9%	731.4	43.7%	(47.8)	93.5

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(2)	At current market prices.
(3)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

Based on preliminary data, the Republic recorded a trade deficit of US$26.5 billion in the first half of 2023. Exports decreased by 12.4% to US$307.2 billion in the first half of 2023 from US$350.5 billion in the corresponding period of 2022, primarily due to a deterioration in the domestic economic conditions of the Republic’s major trading partners and a downturn in the semiconductor industry. Imports decreased by 7.7% to US$333.6 billion in the first half of 2023 from US$361.4 billion in the corresponding period of 2022, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$418.3 billion as of August 31, 2023.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-272847.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

The Notes

We are offering US$500,000,000 aggregate principal amount of 5.375% notes due 2025 (the “2025 US$ Notes”), US$1,000,000,000 aggregate principal amount of 5.125% notes due 2028 (the “2028 US$ Notes”), US$500,000,000 aggregate principal amount of 5.125% notes due 2033 (the “2033 US$ Notes”, and together with the 2025 US$ Notes and the 2028 US$ Notes, the “U.S. dollar-denominated Notes”) and EUR500,000,000 aggregate principal amount of 3.625% notes due 2027 (the “Euro-denominated Notes,” and together with the U.S. dollar-denominated Notes, the “Notes”).

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

U.S. dollar-denominated Notes

The 2025 US$ Notes are initially limited to US$500,000,000 aggregate principal amount, the 2028 US$ Notes are initially limited to US$1,000,000,000 aggregate principal amount and the 2033 US$ Notes are initially limited to US$500,000,000 aggregate principal amount. The 2025 US$ Notes will mature on September 18, 2025 (the “2025 US$ Notes Maturity Date”), the 2028 US$ Notes will mature on September 18, 2028 (the “2028 US$ Notes Maturity Date”) and the 2033 US$ Notes will mature on September 18, 2033 (the “2033 US$ Notes Maturity Date”, and each of the 2025 US$ Notes Maturity Date, the 2028 US$ Notes Maturity Date and the 2033 US$ Notes Maturity Date, a “U.S. dollar-denominated Notes Maturity Date”). The 2025 US$ Notes will bear interest at a rate of 5.375% per annum, the 2028 US$ Notes will bear interest at a rate of 5.125% per annum and the 2033 US$ Notes will bear interest at a rate of 5.125% per annum, in each case payable semi-annually in arrear on March 18 and September 18 of each year (each a “U.S. dollar-denominated Notes Interest Payment Date”), beginning on March 18, 2024.

Interest on the U.S. dollar-denominated Notes will accrue from September 18, 2023. If any U.S. dollar-denominated Notes Interest Payment Date or U.S. dollar-denominated Notes Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such U.S. dollar-denominated Notes Interest Payment Date or U.S. dollar-denominated Notes Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a U.S. dollar-denominated Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date.

Interest on the U.S. dollar-denominated Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the U.S. dollar-denominated Notes in immediately available funds in U.S. dollars.

Euro-denominated Notes

The Euro-denominated Notes are initially limited to EUR500,000,000 aggregate principal amount. The Euro-denominated Notes will mature on September 18, 2027 (the “Euro-denominated Notes Maturity Date”). The Euro-denominated Notes will bear interest at a rate of 3.625% per annum, payable annually in arrear on September 18 of each year (each a “Euro-denominated Notes Interest Payment Date”). The first interest payment on the Euro-denominated Notes will be made on September 18, 2024 in respect of the period from (and including) September 18, 2023 to (but excluding) September 18, 2024.

Interest on the Euro-denominated Notes will accrue from September 18, 2023. If any Euro-denominated Notes Interest Payment Date or the Euro-denominated Notes Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such Euro-denominated Notes Interest Payment Date or the Euro-denominated Notes Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed, and which is a TARGET Settlement Day. “TARGET Settlement Day” means any day on which the real time gross settlement system operated by the Eurosystem or any successor thereto (T2) is open for the settlement of payments in Euros.

We will pay interest to the person who is registered as the owner of a Euro-denominated Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the Euro-denominated Notes will be computed based on the Actual/Actual (ICMA), unadjusted day count convention. We will make principal and interest payments on the Euro-denominated Notes in immediately available funds in Euros.

Denomination

The U.S. dollar-denominated Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Euro-denominated Notes will be issued in minimum denominations of EUR100,000 principal amount and integral multiples of EUR1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

U.S. dollar-denominated Notes

The U.S. dollar-denominated Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for U.S. dollar-denominated Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the U.S. dollar-denominated Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Euro-denominated Notes

We will issue each series of the Euro-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for Euroclear and Clearstream. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Euro-denominated Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts.

General

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST and such announcement will include all material information with respect to the delivery of the Notes in definitive form, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the U.S. dollar-denominated Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. While the Euro-denominated Notes are represented by the global note deposited with a common depositary for Euroclear and Clearstream, notices to holders may be given by delivery to Euroclear and Clearstream, and such notices will be deemed to be given on the date of delivery to Euroclear and Clearstream. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the U.S. dollar-denominated Notes through DTC, Euroclear and Clearstream

We will issue the U.S. dollar-denominated Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the U.S. dollar-denominated Notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream will hold their Euroclear/Clearstream participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the U.S. dollar-denominated Notes, initially Cede & Co., as the absolute owner of the U.S. dollar-denominated Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the U.S. dollar-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the U.S. dollar-denominated Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of U.S. dollar-denominated Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its DTC participants, or persons holding beneficial interests in the U.S. dollar-denominated Notes through such DTC participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the U.S. dollar-denominated Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the U.S. dollar-denominated Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the U.S. dollar-denominated Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed U.S. dollar-denominated Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Ownership of the Euro-denominated Notes through Euroclear and Clearstream

We will issue the Euro-denominated Notes in the form of one or more fully registered global notes which will be deposited with the common depositary for, and registered in the name of a nominee of, Euroclear and Clearstream. Beneficial interests in the Euro-denominated Notes can only be held in the form of book-entry interests through Euroclear/Clearstream participants in such systems, or indirectly through organizations that are Euroclear/Clearstream participants in such systems.

We and the fiscal agent generally will treat the registered holder of the Euro-denominated Notes, initially The Bank of New York Depository (Nominees) Limited, as the absolute owner of the Euro-denominated Notes for all purposes. Once we and the paying agent for Euroclear and Clearstream make payments to the registered holder, we and the paying agent for Euroclear and Clearstream will no longer be liable on the Euro-denominated Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Euro-denominated Notes, including Euroclear, Clearstream and their respective Euroclear/Clearstream participants, to exercise any of the rights granted to holders of Euro-denominated Notes.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the U.S. dollar-denominated Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the U.S. dollar-denominated Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the U.S. dollar-denominated Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the U.S. dollar-denominated Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the U.S. dollar-denominated Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the U.S. dollar-denominated Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the U.S. dollar-denominated Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the U.S. dollar-denominated Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the U.S. dollar-denominated Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the U.S. dollar-denominated Notes were credited to the participant’s account. However, interest on the U.S. dollar-denominated Notes would accrue from the value date. Therefore, in many cases the interest income on the U.S. dollar-denominated Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the U.S. dollar-denominated Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase the U.S. dollar-denominated Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the U.S. dollar-denominated Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the U.S. dollar-denominated Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer the U.S. dollar-denominated Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the U.S. dollar-denominated Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the U.S. dollar-denominated Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the U.S. dollar-denominated Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the U.S. dollar-denominated Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

The last paragraph under “Taxation—United States Tax Considerations—Purchase, Sale and Retirement of Debt Securities” in the accompanying prospectus shall be deleted and replaced with the following:

“A U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of the debt securities against such U.S. holder’s U.S. federal income tax liability unless the U.S. holder consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and that is currently available only for tax years ending before January 1, 2024, subject to various requirements. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the debt securities generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Korean tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the debt security even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the debt security and any Korean tax imposed on such sale or disposition.”

For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters” and each an “Underwriter”) have entered into a Terms Agreement dated September 11, 2023 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

U.S. dollar-denominated Notes

Names of the Underwriters	Principal Amount of the 2025 US$ Notes		Principal Amount of the 2028 US$ Notes		Principal Amount of the 2033 US$ Notes
BofA Securities, Inc.	US$	83,334,000	US$	166,667,000	US$	83,334,000
Deutsche Bank AG, London Branch		83,334,000		166,667,000		83,334,000
Mizuho Securities USA LLC		83,333,000		166,667,000		83,333,000
Nomura Singapore Limited		83,333,000		166,667,000		83,333,000
Société Générale.		83,333,000		166,666,000		83,333,000
Standard Chartered Bank		83,333,000		166,666,000		83,333,000
The Korea Development Bank		—		—		—
KEXIM Asia Limited		—		—		—

Total	US$	500,000,000	US$	1,000,000,000	US$	500,000,000

Euro-denominated Notes

Names of the Underwriters	Principal Amount of the Euro-denominated Notes
Merrill Lynch International	EUR83,334,000
Deutsche Bank AG, London Branch	83,334,000
Mizuho International plc	83,333,000
Nomura Singapore Limited	83,333,000
Société Générale.	83,333,000
Standard Chartered Bank	83,333,000
The Korea Development Bank	—
KEXIM Asia Limited	—

Total	EUR500,000,000

Each of The Korea Development Bank and KEXIM Asia Limited has agreed not to offer or sell any Notes in the United States or to any U.S. persons.

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of such series.

The Underwriters initially propose to offer the Notes directly to the public at the offering prices described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering prices and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The Notes are a new class of securities with no established trading market. Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. In addition, application for listing of the Notes will be made to the International Securities Market of the London Stock Exchange. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, any of the Underwriters appointed and acting in its capacity as stabilizing manager (the “Stabilizing Managers”) or any person acting on their behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Managers may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Managers commence any of these transactions, they may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds of the 2025 US$ Notes is US$497,965,000 after deducting underwriting discounts but not estimated expenses. The amount of net proceeds of the 2028 US$ Notes is US$995,560,000 after deducting underwriting discounts but not estimated expenses. The amount of net proceeds of the 2033 US$ Notes is US$494,220,000 after deducting underwriting discounts but not estimated expenses. The amount of net proceeds of the Euro-denominated Notes is EUR496,600,000 after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$400,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Important Notice to CMIs (including private banks)

This notice to CMIs (including private banks) is a summary of certain obligations the SFC Code imposes on CMIs, which require the attention and cooperation of other CMIs (including private banks). Certain CMIs may also be acting as OCs for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or its group companies would be considered under the SFC Code as having an Association with the Issuer, the CMI or the relevant group company. CMIs should specifically disclose whether their investor clients have any Association when submitting orders for the Notes. In addition, private banks should take all reasonable steps to identify whether their investor clients may have any Associations with the Issuer or any CMI (including its group companies) and inform the relevant Underwriters accordingly.

CMIs are informed that the marketing and investor targeting strategy for this offering includes institutional investors, sovereign wealth funds, pension funds, hedge funds, family offices and high net worth individuals, in each case, subject to the selling restrictions and any MiFID II product governance language or any UK MiFIR product governance language set out elsewhere in this prospectus supplement.

CMIs should ensure that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). CMIs should enquire with their investor clients regarding any orders which appear unusual or irregular. CMIs should disclose the identities of all investors when submitting orders for the Notes (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). Failure to provide underlying investor information for omnibus orders, where required to do so, may result in that order being rejected. CMIs should not place “X-orders” into the order book.

CMIs should segregate and clearly identify their own proprietary orders (and those of their group companies, including private banks as the case may be) in the order book and book messages.

CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Issuer. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes.

The SFC Code requires that a CMI disclose complete and accurate information in a timely manner on the status of the order book and other relevant information it receives to targeted investors for them to make an informed decision. In order to do this, those Underwriters in control of the order book should consider disclosing order book updates to all CMIs.

When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant affiliated Underwriter(s) (if any) to categorize it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In relation to omnibus orders, when submitting such orders, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information in respect of each order constituting the relevant omnibus order (failure to provide such information may result in that order being rejected). Underlying investor information in relation to an omnibus order should consist of:

•	The name of each underlying investor;

•	A unique identification number for each investor;

•	Whether an underlying investor has any “Associations” (as used in the SFC Code);

•	Whether any underlying investor order is a “Proprietary Order” (as used in the SFC Code);

•	Whether any underlying investor order is a duplicate order.

Underlying investor information in relation to omnibus orders should be sent to: bofa_dcm_syndicate_pb_orders@bofa.com; dg.dcm_asia_syndicate@bofa.com; db.koreadcm@list.db.com; kdbdcm@kdb.co.kr; AS_DBSYN@hk.mizuho-sc.com; DL-MHI-PrimaryDebt-Syndicate@uk.mizuho-sc.com; list.asiapac-glfi-syn-cap@sgcib.com; synhk@sc.com.

To the extent information being disclosed by CMIs and investors is personal and/or confidential in nature, CMIs (including private banks) agree and warrant: (A) to take appropriate steps to safeguard the transmission of such information to any OCs; and (B) that they have obtained the necessary consents from the underlying investors to disclose such information to any OCs. By submitting an order and providing such information to any OCs, each CMI (including private banks) further warrants that they and the underlying investors have understood and consented to the collection, disclosure, use and transfer of such information by any OCs and/or any other third parties as may be required by the SFC Code, including to the Issuer, relevant regulators and/or any other third parties as may be required by the SFC Code, for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. CMIs that receive such underlying investor information are reminded that such information should be used only for submitting orders in this offering. The relevant Underwriters may be asked to demonstrate compliance with their obligations under the SFC Code, and may request other CMIs (including private banks) to provide evidence showing compliance with the obligations above (in particular, that the necessary consents have been obtained). In such event, other CMIs (including private banks) are required to provide the relevant Underwriters with such evidence within the timeline requested.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about September 18, 2023, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in two business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the second business day before the settlement date, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act 2001 of Singapore (the “SFA”). Accordingly, each Underwriter has severally represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except, in accordance with any Italian securities, tax and other applicable laws and regulations.

Each Underwriter has severally represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”). The Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Linklaters LLP, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP, Seoul, Korea may rely as to matters of Korean law upon the opinion of Shin & Kim LLC.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ~~W~~15,000 billion. As of March 31, 2023, our paid-in capital was ~~W~~14,773 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on September 8, 2023. On September 5, 2023, our report on the proposed issuance of the Notes has been accepted by the Ministry of Economy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	CUSIP	ISIN
2025 US$ Notes	302154 DX4	US302154DX44
2028 US$ Notes	302154 DY2	US302154DY27
2033 US$ Notes	302154 DZ9	US302154DZ91
Euro-denominated Notes	N/A	XS2687921473

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

240 Greenwich Street, 7th Floor

New York, NY 10286

United States of America

PAYING AGENT FOR THE EURO-DENOMINATED NOTES

The Bank of New York Mellon

London Branch

One Canada Square

London E14 5AL

United Kingdom

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Shin & Kim LLC	Cleary Gottlieb Steen & Hamilton LLP
23F, D-Tower (D2) 17 Jongno 3-gil, Jongno-gu Seoul 03155 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Linklaters LLP 22nd Floor, Center One Building 26, Eulji-ro 5gil, Jung-gu Seoul 04539 Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542